Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Royal Capital Management, Inc.

Registration Statement on Form SB-2, and as Amended
Filed with the Securities and Exchange Commission on October 26, 2004
(Registration No. 333-119959)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Royal Capital Management, Inc. (the “Company”) hereby applies for the withdrawal of its original registration statement on Form SB-2, and as Amended, File No. 333-119959, which was filed on October 26, 2004 (the “Registration Statement”).

Such withdrawal is requested, as the Company is uncertain of the basis for determining that the transaction is appropriately characterized as an offering to be made by or on behalf of persons other than the registrant, consistent with Rule 415(a)(1)(i). As a result, the Company determined that it should withdraw the SB-2.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company’s legal counsel, Richard I. Anslow at (732) 409-1212.

Very truly yours,
ROYAL CAPITAL MANAGEMENT, INC.

By:	/s/ Yevsey D. Zilman
Yevsey D. Zilman
President, Principal Executive Officer and Deputy Chairman of the Board of Directors